UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 9, 2018

CONAGRA BRANDS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-7275	47-0248710
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 Merchandise Mart Plaza, Suite 1300 Chicago, Illinois		60654
(Address of principal executive offices)		(Zip Code)

(312) 549-5000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on June 26, 2018, Conagra Brands, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), and Patriot Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Pinnacle, with Pinnacle continuing as the surviving corporation (the “Merger”). As a result of the Merger, Merger Sub will cease to exist, and Pinnacle will survive as a wholly owned subsidiary of the Company.

This Current Report on Form 8-K is being filed to provide the consolidated financial statements of Pinnacle and pro forma financial information set forth under Item 9.01 below, which are incorporated herein by reference.

The parties’ obligations to complete the Merger are conditioned upon approval of the Merger Agreement by the holders of at least a majority of the outstanding shares of Pinnacle common stock and other customary closing conditions. Consummation of the Merger is not subject to a financing condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws about the Company and the Merger. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this Current Report on Form 8-K should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this Current Report on Form 8-K. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the Merger; the possibility that the closing conditions to the Merger may not be satisfied or waived; delay in closing the Merger or the possibility of non-consummation of the Merger; the risk that the cost savings and any other synergies from the Merger may not be fully realized or may take longer to realize than expected, including that the Merger may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the Merger Agreement; the risk that stockholder litigation in connection with the Merger may affect the timing or occurrence of the Merger or result in significant costs of defense, indemnification and liability; risks related to the disruption of the Merger to us and our management; the effect of the announcement of the Merger on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson® oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no responsibility to update these statements, except as required by law.

Additional Information and Where to Find It

In connection with the Merger, the Company filed a registration statement on Form S-4 that was declared effective by the SEC on September 17, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus was mailed to stockholders of Pinnacle. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Pinnacle at its website, www.pinnaclefoods.com, or by contacting Pinnacle Investor Relations at (973) 434-2924, or from the Company at its website, www.conagrabrands.com, or by contacting Conagra Investor Relations at (312) 549-5002.

Participation in Solicitation

The Company and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information concerning the Company’s participants is set forth in the proxy statement, filed August 9, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Pinnacle’s participants is set forth in the proxy statement, filed April 20, 2018, for Pinnacle’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(a) Financial statements of businesses acquired

The audited consolidated financial statements of Pinnacle, the business to be acquired, and the notes thereto, as of December 31, 2017 and December 25, 2016 and for the years ended December 31, 2017, December 25, 2016 and December 27, 2015, and the unaudited consolidated financial statements as of July 1, 2018 and for the six months ended July 1, 2018 and June 25, 2017, are included as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and are incorporated herein by reference.

(b) Pro forma financial information

The following unaudited pro forma condensed consolidated financial information of Conagra, giving effect to the proposed acquisition of Pinnacle, is included in Exhibit 99.3 hereto and is incorporated herein by reference:

•	Unaudited Pro Forma Condensed Consolidated Balance Sheet as of August 26, 2018; and

•	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended May 27, 2018 and thirteen weeks ended August 26, 2018.

(d) Exhibits

23.1	Consent of Deloitte & Touche LLP

99.1	Pinnacle Foods Inc. Audited Consolidated Financial Statements as of December 31, 2017 and December 25, 2016 and for the fiscal years ended December 31, 2017, December 25, 2016 and December 27, 2015 (incorporated by reference to Pinnacle Food Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017)

99.2	Pinnacle Foods Inc. Unaudited Consolidated Financial Statements as of July 1, 2018 and for the Six Months Ended July 1, 2018 and June 25, 2017 (incorporated by reference to Pinnacle Food Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2018)

99.3	Unaudited Pro Forma Condensed Consolidated Financial Information as of August 26, 2018 and for the fiscal year ended May 27, 2018 and thirteen weeks ended August 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 9, 2018

CONAGRA BRANDS, INC.

By:	/s/ David S. Marberger
Name:	David S. Marberger
Title:	Executive Vice President and
Chief Financial Officer